FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or type responses)
_______________________________________________________________________________
1. Name and Address of Reporting Person

   Schmid,            Peter
-----------------------------------------------------
   (Last)            (First)            (Middle)

   Schlickgasse       1
-----------------------------------------------------
                     (Street)

   A-1090 Vienna,     Austria
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

Eastbrokers International Incorporated (EAST), formerly known as Czech Industries, Inc.
___________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   XXX-XX-XXXX

_______________________________________________________________________________
4. Statement for Month/Year

   March 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] 10% Owner
   [X] Director
   [X] Officer (give title below)
   [ ] Other (specify below)

    Chairman, President and Chief Operating Officer
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

[X]  Form filed by One Reporting Person
[ ]  Form filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned*
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock, Par
value $.05 per share                                                                  359,925        I           (1)

Common Stock, Par
value $.05 per share                                                                  194,734        D           (1)




EXPLANATION OF RESPONSES:
1) 359,925 shares are owned by Karntner Landes und Hypothekenbank AG as nominee for the Tsuyoshi Trust Vaduz and 194,734 are owned by said bank as nominee for Mr. Schmid. Mr. Schmid has sole voting and investment power with respect to the trust shares and is a beneficiary of this trust. On March 5, 1997.
Mr. Schmid ceased to be an officer, director and stockholder of KHS Beteilgangs, AG ("KHS") and thereby may no longer be deemed a beneficial owner of the 735,539 shares beneficially owned by KHS.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------










Explanation of Responses:
1) 359,925 shares are owned by Karntner Landes und Hypothekenbank AG as nominee for the Tsuyoshi Trust
   Vaduz and 194,734 are owned by said bank as nominee
   for Mr. Schmid. Mr. Schmid has sole voting and investment power with respect to the trust shares and is a beneficiary of this trust. On March 5, 1997, Mr. Schmid ceased to be an officer, director and stockholder of KHS Beteiligungs AG ("KHS") and thereby may no longer be deemed a beneficial owner of the 735,539 shares beneficially owned by KHS.
--------------------------------------------------------------
* Adjusted to reflect one-for-five reverse split of the Company's common stock effective September 10, 1996.
--------------------------------------------------------------




               /s/ PETER SCHMID                                  4/4/97
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date
                   PETER SCHMID


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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